FORM 3
             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
 1934, Section 17(a) of the Public Utility Holding Company Act of
   1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

    Ruden          Lawrence
    (Last)         (First)        (Middle)

    2300 NE 48th Court
    (Street)

    Lighthouse Point,    Florida   33064
    (City)          (State)        (Zip)


2.  Date of Event Requiring Statement
    (Month/Day/Year)

    May 1, 2002


3.  IRS Number of Reporting Person (Voluntary)


4.  Issuer Name and Ticker or Trading Symbol

    PR Specialists, Inc. - PLTS


5.  Relationship of Reporting Person to Issuer
    (Check all applicable)

    XX  Director                        10% Owner

        Officer (give title below)      Other (specify below)


6.  If Amendment, Date of Original
    (Month/Day/Year)


7.  Individual or Joint/ Group Filing
    (Check Applicable Line)

    XX   Form filed by One Reporting Person
         Form filed by more than One Reporting Person

      Table I - Non-Derivative Securities Beneficially Owned

1.  Title of     2. Amount of     3. Ownership Form:  4.  Nature of
    Security        Securities       Direct (D) or        Indirect
    (Instr. 4)      Beneficially     Indirect (I)         Beneficial
                    Owned            (Instr.5)            Ownership
                    (Instr. 4)                            (Instr.4)

Common Stock,
$.001 Par Value       50,000              (D)


*  If the Form is filed by more than one Reporting Person, see Instruction
   5(b)(v).
   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



            Table II - Derivative Securities Beneficially Owned
      (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of    2.  Date            3.  Title &    4.  Conversion     5.  Ownership      6.  Nature of
    Deriv-          Exercisable         Amount of      or Exercise        Form of            Indirect
    ative           Expiration          Securities     Price of           Derivative         Beneficial
    Security        Date                Underlying     Derivative         Security:          Ownership
                    (Month/Day/         Derivative     Security           Direct (D) or      (Instr. 5)
                    Year)               Security                          Indirect (I)
                                        (Instr. 4)                        (Instr. 5)

                  Date         Exp.                   Amount or No.
               Exercisable     Date                 Title    of Shares






Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).






May 6, 2002                                  /s/ Lawrence Ruden
-----------------                            -------------------------------
Date                                         **Signature of Reporting Person





Note:  File three copies of this Form,
       one of which must be manually signed.
       If space provided is insufficient,
       See Instruction 6 for procedure.

       (Print or Type Responses)